Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital Corp.

Third Quarter Fiscal 2016 Conference Call/Webcast

April 28, 2016 - 2PM Pacific

Company Participants

•	Robert Blair – Vice President-Investor Relations

•	Stephen D. Milligan – Chief Executive Officer

•	Olivier Leonetti – Chief Financial Officer

•	Mike Cordano – President & Chief Operating Officer

Other Participants

•	Sherri Scribner Deutsche Bank - Analyst

•	Rich Kugele Needham & Company - Analyst

•	Aaron Rakers Stifel Nicolaus - Analyst

•	Amit Daryanani RBC Capital Markets - Analyst

•	Mehdi Hosseini Susquehanna Financial Group - Analyst

•	Wamsi Mohan BofA Merrill Lynch - Analyst

•	Mark Moskowitz JPMorgan - Analyst

•	James Kisner Jefferies - Analyst

•	Ananda Baruah Brean Capital, LLC - Analyst

•	John Roy UBS - Analyst

•	Jayson Noland Robert W. Baird & Company, Inc. - Analyst

Operator

Good afternoon, and thank you for standing by. Welcome to Western Digital’s financial results for the third quarter fiscal year 2016.

Presently all participants are in a listen only mode. Later we will conduct a question & answer session. At that time if you would like to ask a question you may press *1 on your touch tone phone.

As a reminder, this call is being recorded. Now, I will turn the call over to Mr. Bob Blair. You may begin.

Bob Blair - Western Digital Corporation - VP of IR

Thank you. This conference call contains forward-looking statements within the meaning of the Federal Securities laws. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause Western Digital’s actual results, performance, or plans to differ materially from those expressed or implied by such forward-looking statements.

This call does not constitute an offer to purchase or a solicitation of an offer to sell any securities, or a solicitation of any vote or approval, in connection with the pending acquisition of SanDisk. Western

Digital filed a form S-4 registration statement with the SEC, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement prospectus on February 5, 2016, which was mailed to Western Digital and SanDisk stockholders on or about that day. Investors and shareholders should read the joint proxy statement prospectus carefully, because it contains important information about the acquisition.

Further, references will be made during this call to non-GAAP financial measures. Reconciliations of the differences between the non-GAAP measures we provide during this call to comparable GAAP financial measures are included in the quarterly fact sheet posted in the investor section of our website. The information provided during this call regarding the savings we expect to realize as a result of the integration of our WD and HGST subsidiaries, and the expected costs to achieve such savings, will also be included in the quarterly fact sheet posted in the investor relations section of our website.

We ask that participants limit their comments to a single question and one follow-up question. I also want to note that copies of remarks from today’s call will be available on the IR section of our website following the conclusion of this call. And I will now turn the call over to Chief Executive Officer, Steve Milligan.

Steve Milligan - Western Digital Corporation - CEO

Good afternoon, and thank you for joining us. With me today are Mike Cordano, our President and Chief Operating Officer, and Olivier Leonetti, our Chief Financial Officer. After my opening remarks, Olivier will give additional commentary on our March quarter performance, and our outlook for the June quarter. He will also provide an update on savings associated with the integration of our HGST and WD subsidiaries.

I am pleased to report that our plan to close the SanDisk acquisition in the June quarter is on track, having received shareholder approval in March, and having obtained the committed debt financing associated with the transaction earlier this month. We continue to work constructively with China’s Ministry of Commerce on its review of the acquisition, the last remaining regulatory approval required to close the SanDisk acquisition. Subject to gaining MOFCOM approval and closing the acquisition shortly thereafter, we plan to provide the investment community with an update to the standalone guidance we are providing today, to reflect the partial period of ownership of the SanDisk business in the June quarter.

Aggregate demand for hard drives in the March quarter was generally consistent with our expectations. We anticipate that hard drive demand in the June quarter will be slightly down from the March quarter, given continued softer PC demand, and weaker than expected demand in performance enterprise. We believe we have the ability, we believe we have the ability to increase our gross margins sequentially in the June quarter by continuing to take cost out of the business through our ongoing and unique integration activities of the HGST and WD subsidiaries, and through our focus on optimizing our market position and product portfolio mix.

We continued to manage our business effectively in a dynamic storage demand environment. Computer usage continues to shift from PCs to mobile devices, storage technologies and PCs continue to evolve, and enterprise workloads are moving increasingly to cloud-based architectures. It’s worth noting that as companies evaluate the shift to cloud computing, they are carefully managing their IT spending, affecting both client and enterprise-related purchases in the near term. In the meantime, the creation of data and the amount of it being stored continues to grow, underpinning a promising long-term growth opportunity in the storage industry. Our strategy to become a broad-based provider of media-agnostic storage solutions anticipates these and other trends.

After we complete the acquisition of SanDisk, we will be better positioned to address and capitalize on these changes and opportunities, with the industry’s broadest set of storage solutions, a rich technology portfolio, and an experienced team in both rotating magnetic and non-volatile memory. Olivier will now provide details on our third-quarter performance and outlook for the June quarter. Olivier?

Olivier Leonetti - Western Digital Corporation - CFO

Thank you, Steve. Our revenue for the March quarter was $2.8 billion. We shipped a total of 43.1 million hard drives, at an average selling price of $60.

Our non-GAAP gross margin was 28.1%, and operating expenses totaled $477 million. Non-GAAP tax expense for the March quarter was $26 million, or 8% of non-GAAP pretax income. On a non-GAAP basis, net income was $283 million or $1.21 per share.

In the March quarter, we generated $485 million in cash from operations, and our free cash flow totaled $352 million. Our CapEx totaled $133 million, or 5% of revenue, we also declared a dividend in the amount of $0.50 per share. We closed the quarter with total cash and cash equivalents of $5.9 billion, of which approximately $400 million was held in the U.S.

I will now provide an update on the cost savings initiative, as a result of the integration of our WD and HGST subsidiaries. This information is also provided in our quarterly fact sheet, posted on our website. All my references in the following commentary are based on calendar years.

As a reminder, we provided our initial estimates of these savings on our last earnings conference call in late January. Based on our ongoing integration activity, we are revising our associated savings and cost estimates. We now expect to achieve total savings of $800 million, on an annualized run rate basis by the end of 2017, versus the $650 million estimated previously.

Specifically, savings from operating expenses are now expected to be $450 million on an annualized run rate basis, of which two-thirds will occur by the end of 2016, and the balance by the end of 2017. This would result in a new OpEx run rate of $460 million per quarter exiting 2017. This compares with our earlier estimate of $400 million OpEx savings with 50/50 split between the two years and the run rate of $470 million per quarter exiting 2017.

For cost of goods sold, we now expect to achieve $350 million of savings on an annualized run rate basis, of which 50% will occur by the end of 2016, and the balance by the end of 2017. This compares with our earlier estimate of $250 million of annualized run rate savings by the end of 2017, with a 50/50 split between the two years. As a reminder, these savings will provide us with the opportunity to consistently operate in the top half of our existing gross margin model of 27% to 32%.

We continue to estimate cash expense to achieve these savings to be approximately $800 million. We now expect 60% of these expenses to be incurred in 2016, and the balance in 2017. This timing compares with our earlier estimate of 75% being incurred in 2016, and the balance in 2017.

Moving on to our guidance for the June quarter, we expect revenue to be in the range of $2.6 billion to $2.7 billion. On a non-GAAP basis we expect gross margin percentage to be up from our March quarter, operating expenses of approximately $475 million.

Excluding the impact due to the interest expense from debt financing related to the SanDisk acquisition, we estimate non-GAAP earnings per share between $1 and $1.10. As Steve mentioned, we look forward to providing you with an update of today’s standard guidance, to reflect the anticipated partial period of ownership of SanDisk in the June quarter. Operator, we are now ready to open the call for questions.

Operator

Ladies & gentlemen, we will now begin the question & answer portion of today’s call. If you have a question, please press *1 on your touch tone phone. If you would like to withdraw your question, please press the pound key. One moment please for the 1st question.

Our first question comes from Sherri Scribner with Deutsche Bank. Your line is now open.

Sherri Scribner - Deutsche Bank - Analyst

Hi Olivier, I wanted to clarify on your OpEx savings, I think you said OpEx would now be at a run rate of $460 million. Is that what you said going forward after these savings from MOFCOM? And then just thinking about the savings, where are these coming from, why do you think you’re able to get so much more savings from the synergies between Western Digital and Hitachi? Thanks.

Olivier Leonetti - Western Digital Corporation - CFO

So the savings to be achieved after two years will reach an amount of $450 million, that’s an annual number. To help you in your modeling, we would expect as a result at the end of calendar year 2016 quarterly OpEx of being $495 million, and at the end of 2017, an amount of in Q4 of $460 million. Those savings come from a range of activities ranging from rationalization in R&D, in G&A, mainly for OpEx.

Steve Milligan - Western Digital Corporation - CEO

Basically, Sherri, we’re basically eliminating redundancies, where we’ve got redundant functions between the two entities. And also, just why is the number changed, obviously, when we — when a large part of the hold separate was lifted, we had estimates of what those savings would look like, and as we progressed through the integration process, we are able to refine those estimates, and have more specific numbers to provide, not only for ourselves, but for the investment community.

Sherri Scribner - Deutsche Bank - Analyst

Okay and then just clarifying on the debt, when do you close the debt to buy SanDisk? And how should we think about that as an interest rate, because it looks like it’s impacting EPS a little bit more than I would have thought. So it seems like you’ll close that before the deal happens? Thanks.

Olivier Leonetti - Western Digital Corporation - CFO

So all of the financing is complete, so the $18.1 billion we needed to raise has been raised, and it’s either committed by banks or sold to investors. So we expect to come back to you with all of the details associated with the interest, and time of reimbursement and so on, as we close the transaction, which would be, as we said during Steve’s prepared remarks, in the June quarter.

Steve Milligan - Western Digital Corporation - CEO

And Sherri, just to clarify, the EPS estimate that we provided does not include the impact of interest expense associated with the acquisition, so when we give updated financial views, we didn’t want to do, I’ll call it a half a loaf, right? So when we close the transaction or shortly thereafter, we will provide an updated view for the stub period for our fiscal Q4, which will include the impact of SanDisk’s business on us, any purchase accounting impacts, and interest expense. So it will be a full on view for calendar Q2.

Olivier Leonetti - Western Digital Corporation - CFO

One additional comment on the debt. Obviously, the cost of the debt for six year bond and unsecured bond is public. They wanted to say that the average rate for the total debt would be significantly lower than the rate of the bonds, and would come back to you in short order.

Sherri Scribner - Deutsche Bank - Analyst

Thank you, that clarifies. Thank you very much.

Operator

Our next question comes from Rich Kugele with Needham & Company.

Rich Kugele - Needham & Company - Analyst

Thank you. Good afternoon. A few questions. If you could just talk first, Steve, you did start to touch on the weakness in PCs and enterprise, but if you could just elaborate on both the demand and pricing trends by category? And then I have a follow-up.

Steve Milligan - Western Digital Corporation - CEO

Sure I’ll comment on it, and then Mike Cordano may want to add a little bit as well, as we go through it. From a demand perspective, as I indicated, from an aggregate demand perspective, things came in pretty much the way that we had expected, right? We had called 100 million unit TAM, and it came in at 99.8 million. That’s our estimate, right? We haven’t seen Toshiba’s numbers yet.

And within that, I would say that the PC market obviously remains weak, and a bit weaker than what we expected. Now that being said, I’m going to sound like I’m contradicting myself. We had hedged that a little bit, because we had been pretty bearish on the PC market for a while, but clearly, the PC market remains a bit weaker than what we expected. I would say that from a demand perspective, the area of, if you want to call it biggest surprise, was that performance enterprise was weaker than we expected.

Mike can comment a little bit on what we’re seeing there, after I kind of give a view on what we saw from a pricing perspective. And then there were some other areas that were maybe slightly better than what we expected, where in aggregate, it came out to a 100 million unit TAM number.

Now from a pricing perspective, kind of a mixed bag there. On the positive side, we were able to increase our pricing in the 2.5-inch market, both oriented towards notebook, as well as in gaming. So we were able to increase our prices and those price increases have stuck, and are reflected in our go-forward estimates as it relates to our financials. On the negative side is that we saw steeper than anticipated price declines in the enterprise market, both in performance enterprise and even more specifically, in capacity enterprise. And to be even more specific on that, in the 4 - 8 terabyte capacity points.

And you can see that if you look at our margins, where they were short of our expectations, and we were down quarter on quarter, that is directly correlated to what we saw from a pricing perspective. And oh, by the way, further to that, we actually lost share in the enterprise market as we chose not to participate in some of those more steeper declines from a pricing perspective. Now what we’re doing as a consequence of that is that we’re taking the action from our standpoint, because we want to make sure that we’ve got sufficient dollars to reinvest back into our business. To continue to innovate and provide compelling products for our customers, we are making selected price increases in certain enterprise markets, and at this point, we are not sure if they are going to stick, but we’re certainly hoping that they do. And with that, I’ll ask Mike to comment a bit on performance enterprise demand dynamics.

Mike Cardano - Western Digital Corporation - President & COO

Hi Rich, so I think it’s important to start delineating the performance enterprise marketplace, and if you think about it as those performance enterprise drives that sell into the storage system marketplaces, versus the server marketplace, what we have seen for some time is a decline in 15,000 RPM. That continues, that trend down continues. We are now seeing some more trending down happening in the 10K market quarter-over-quarter, but the pronounced reduction we see is really in the storage segment of the marketplace. I think that’s reflected in what we see people doing with all flash arrays and whatnot. So going forward, we think we’ll see accelerating trends, downward trends within the storage segment, but a more stable profile within the server segment, and we’ll be, as Steve said, looking at the way that portfolio shapes up, and positioning ourselves appropriately.

Rich Kugele - Needham & Company - Analyst

Okay, that’s helpful. And then lastly, Olivier, I know it’s early, but in light of recent actions by the Treasury Department on initially I guess tax inversions, but it could potentially have broader impacts on broad cross-border transfers and other things, do you see any impact at this point on the way you wanted to normalize the tax rate between the two companies over time?

Olivier Leonetti - Western Digital Corporation - CFO

So Rich, obviously this recent notice is a draft which is currently being opened for comments, and while it’s premature for us to provide more details at this stage, we feel comfortable with the structure of our transaction. So no change at this stage, Rich.

Rich Kugele - Needham & Company - Analyst

Okay, thank you.

Operator

Our next question comes from Aaron Rakers with Stifel Nicolaus.

Aaron Rakers - Stifel Nicolaus - Analyst

A couple questions also if I can. First of all, as we look at the capacity shipment growth for the industry, its continued to be relatively slow. I was curious if you could help us understand or delineate between what you’ve seen capacity shipment growth wise in the PC market, as well as CE, and then relative to the overall enterprise market? And then in the context of the pricing environment, I’m curious how you would frame the discussion around the gross margin differential between those segments?

Mike Cardano - Western Digital Corporation - President & COO

Okay, let me touch on that capacity growth. So we continue to see again, looking on an annualized basis, considering the calendar year capacity enterprise continues to trend at this 35% run rate. Last year looks like, and the data is preliminary, that it came in around 34%. We would expect this year also to be tracking to that number, maybe slightly greater. We’ll see how the year pans out.

Now the one thing I should point out we discussed this last time is calendar year 2015 was inverted relative to seasonality, stronger in the first half, weaker in the second. This year is more traditional seasonality, where we expect strength in the back end of the year, and that’s further supported by what a number of the hyper scale companies have talked about relative to expected CapEx. So that growth remains as expected. The softness in capacity shipments is really across the other markets, led by the PC market, as well as this new news we discussed today on performance enterprise.

Aaron Rakers - Stifel Nicolaus - Analyst

Okay, any comments on the relative margin differential between the segments?

Steve Milligan - Western Digital Corporation - CEO

Aaron, I’m not sure there’s any new commentary. Obviously the higher margin segments for us and — is in the enterprise area, capacity enterprise and performance. And then although still attractive margins, the low end of that would be client related activity, as well as in gaming. And so there’s really no change in terms of our margin hierarchy that we’ve talked about previously.

Aaron Rakers - Stifel Nicolaus - Analyst

Okay, thank you.

Operator

Our next question comes from Amit Daryanani with RBC Capital Markets. Your line is now open.

Amit Daryanani - RBC Capital Markets - Analyst

I have a question and follow-up as well. If you could just start with, for the June quarter I think you are looking at the TAM, or revenues declined by about 6%. Is that entirely going to come from units, or is there a pricing dynamic as well? And any segment information you can provide in terms of what’s incrementally soft in June would be helpful.

Steve Milligan - Western Digital Corporation - CEO

Yes, so if you look at, so we would say that the TAM, to be more specific, would be about 95 million units for the June quarter, and the primary reason for that is continued weakness in terms of the PC market, and not only that, but frankly, you know from our standpoint and as well as our customers, a very cautious view with regards to that market. Not a lot of bullish views out there on the PC market, as well as continued softness in terms of the performance enterprise.

Those are the only ones that I think are really kind of worthy of calling out. We’ve got some other puts and takes in terms of normal seasonal trends that we see from a Q1 to Q2, but the primary reason for that decline is really those two factors that I called out. The other thing that I would add to that, is that if you go back to our prior conference call, we had anticipated that the March quarter would be the low point of the year from a TAM perspective. Obviously, that has not borne itself out, assuming that the TAM turns out to be 95 million, and the primary reason for that is again because of weaker PC sales, and softer demand for performance — for traditional performance enterprise hard drives.

Amit Daryanani - RBC Capital Markets - Analyst

Perfect. And if I just follow-up on the enterprise SSD side, revenues were down I think 11% year-over-year and I know you talked about it being down last quarter somewhat. But seems a little more severe than I would have thought and what your peers have been talking about. So I’m just wondering, can you just talk about what’s happening within that segment, and how do you see that transpire for the rest of the year?

Mike Cardano - Western Digital Corporation - President & COO

Yes, I think we talked about a product transition underway. Certainly we are seeing increased competitiveness there, but for us, we’re in the midst of a product transition which will be through as we progress — we will get through as we progress through the year, so that largely accounts for the difference you’re talking about.

Steve Milligan - Western Digital Corporation - CEO

Yes and by the way, just give you some insight to that. We had obviously expected, we messaged and telegraphed a decrease in terms of that revenue, and the decrease was more or less consistent with what we expected, and not only that, we probably were, we did a little better than we thought. So it’s not concerning for us. It’s something that we expected, and it just has to do with the normal product transition that we’re working through on our end, with our customers.

Mike Cardano - Western Digital Corporation - President & COO

And I’ll add a little more color. I think relative to strategic engagements, they remained very well intact, and we think we’ll get through this in the normal course of things. So no ongoing impact that we expect, once we get through the transition.

Amit Daryanani - RBC Capital Markets - Analyst

Thank you.

Operator

Our next question comes from Mehdi Hosseini with Susquehanna. Your line is open.

Mehdi Hosseini - Susquehanna Financial Group - Analyst

Yes, Steve, it seems like the characterization of your customer and trend in their buying behavior is changing. The traditional enterprises haven’t been as active over the past few years, and that has been replaced by the cloud guys, and the cloud guys are pushing for more of an array procurement. In that context, do you see the change in your customer characterization having an impact in how you define different segments of the market?

Steve Milligan - Western Digital Corporation - CEO

Go ahead, Mike.

Mike Cardano - Western Digital Corporation - President & COO

Yes, so I think we absolutely see a transition between our customers, but that’s really reflected mostly by moving from platform to traditional client server markets, to cloud-based architectures as we talked about in our prepared remarks. So that architectural shift is happening, and with that, the ratio of business is trending towards more of the cloud-based architectures when we talk about enterprise. So as we look at the customers, certainly is that the relative revenue is changing, the way we look at them and gauge them is also changing, and that’s all contemplated within our business and our modeling going forward. So yes, to your question, and both from a customer transition, as well as a which architectures are we shipping into, and how workloads are migrating.

Mehdi Hosseini - Susquehanna Financial Group - Analyst

Which makes it lumpier. And a follow-up has to do with the NAND. Have you already started credit qualification as you go through the integration of SanDisk, and how should we think about the timing associated, because as you go through the qualification for your own existing SSD products, as well as consolidating enterprise SSDs once SanDisk is integrated, I imagine there would be a time or a lag in effect how you get your arms around it. Do we need to wait until July conference call to get more clarification, or how should we think about this timing, any color you can provide will be appreciated.

Steve Milligan - Western Digital Corporation - CEO

Well, a few comments there. The first thing is no, we have not begun any qualification or integration-related activities for our products, and I think it’s important to note that obviously we continue to operate as two separate companies, and so that would be inappropriate for us to be engaging in that activity at this point.

Now relative to the timing, let me make a few comments on that. From a financial perspective, when we talked about the financial synergies that we expected to realize, there was some timing that was wrapped around that. There is no change in terms of the expectation, as it relates to that timing, so that remains consistent. Obviously, we’ll update the investment community as we move forward on how that timing may change, et cetera, but there are multiple considerations we have to think about.

Obviously the most important thing is that we want to execute the transition in a way that makes the most sense for our partners, and so that’s our customers, as well as our relationship with Intel. We’ve enjoyed a very strong relationship with Intel over a period of time, and we want to make sure that we’re doing this in a way that makes the most sense for all of the parties involved. So that will take some time and we do believe that when we talked about the financial synergies that we would realize, that we factored in appropriately those time considerations in our thinking.

Mehdi Hosseini - Susquehanna Financial Group - Analyst

Got it, thank you.

Operator

Our next question comes from Wamsi Mohan with Merrill Lynch. Your line is now open.

Wamsi Mohan - BofA Merrill Lynch - Analyst

Oh yes, thank you. I know the acquisitions are not closed yet, the SanDisk acquisition, but how are you viewing the relative progress of the 3D NAND roadmap at SanDisk, especially in the context of other industry investments? And what time frame do you expect the SanDisk acquisition to be accretive given the moving pieces? And I have a follow-up.

Steve Milligan - Western Digital Corporation - CEO

Yes, so I speak to it in general because we don’t have perfect visibility into that, but we continue to be encouraged. Obviously we did extensive due diligence to back up on where we believe that SanDisk was at from a 3D NAND transition perspective, and we have monitored their progress as time has gone on, and as you saw in their earnings release, they continue to make good progress. So we are actually very pleased with where they are at on their 3D NAND transition.

We are not in a position to be updating our financial view on the transaction. I mean the numbers that we put out there remain intact, and obviously, there are a lot of moving parts or a lot of variables that can change. But in general we continue to believe that the financial assumptions that we have looked at remain solid, as it relates to the acquisition of SanDisk.

Wamsi Mohan - BofA Merrill Lynch - Analyst

Thanks, and as a follow-up, can you talk about the potential to raise prices more broadly across the portfolio, and what impact on the flip side do you think that raising prices could have on the rate of SSD adoption? Did you see some up top already?

Steve Milligan - Western Digital Corporation - CEO

Well, the ability to raise prices, that’s always a difficult question to answer. What we’re trying to do is we’re trying to provide value to our customers, and there’s a lot of different ways you can provide value to customers. And we have to have price competitive products, but we also need to make sure we’ve got sufficient returns on those products that we’re selling, that allows us to reinvest in our technology and our products, such that those products continue to remain compelling.

And so as we indicated we have taken some efforts and seen price increases stick in the 2.5-inch market. We saw steeper declines in the enterprise market. We chose not to participate in some of those areas. We are now in the process of instituting some selective price increases in the enterprise market, and it’s too early to tell at this point to what extent they’re going to stick. And so we’ll have to see because there are other market participants, and we’re just trying to run our own plays and see how it all works out.

Wamsi Mohan - BofA Merrill Lynch - Analyst

Thanks, Steve.

Operator

Our next question comes from Mark Moskowitz with Barclays.

Mark Moskowitz - JPMorgan - Analyst

Yes, thanks, good afternoon. I wanted to build off the last question in terms of just trying to understand what had been your assumptions around the vector, if you will, in terms of HDD versus SSD penetration, in terms of how much of PCs, server and storage capacity currently are served by HDD versus SSD, and where does that trend over the next two or three years? That gave you confidence would to one, pursuing SanDisk, but also two, to becoming this agnostic media provider.

Steve Milligan - Western Digital Corporation - CEO

Mark, I’ll have Mike take a stab at that.

Mike Cardano - Western Digital Corporation - President & COO

You need to think about it differently for each segment. And in the case of PC, it’s a unit replacement, so you think about a PC, it has most often, it has a single storage device, and there’s going to be a selection made between a HDD or an SSD. So the trends there relative to SSD penetration, we’ve been tracking them for some time. In the SSD versus PC outlook, we’re in the mid 30s in terms of penetration. That’s continuing to track in a way that we’ve anticipated, so we don’t see anything unusual there happening with that, although we do believe the trend will continue.

Within the enterprise segments, it’s a very different dynamic. It’s really based on work load, and it’s based on where cost is driven on a cost per I/O basis, flash becomes a more attractive option. I talked earlier about where the displacement is happening with performance enterprise. It’s primarily in two spots. One is when you put it into an array form, so the traditional storage systems area, and that’s where you can get a more efficient cost per I/O across total infrastructure, system infrastructure.

So it’s not really based upon a storage capacity metric. It’s based on looking at the work loads, looking at where we need to optimize I/O versus storage, so it’s a different set of calculus. It’s not a one for one replacement either, given these dynamics. So we do see that trend happening in a different way in the storage systems area.

Moving into servers, it follows something closer to the PC model, where you have low-end and mid range servers that tend to have a number of storage devices, and it tends to be price point related. So you match the CPU, the memory and the storage performance in a way to deliver a price and value proposition. So that marketplace will more closely follow the way the PC marketplace is going, and frankly, it will go at a slower trajectory. So we don’t see the kind of impact in the server marketplace relative to SSD replacement that we see in the storage systems market.

Steve Milligan - Western Digital Corporation - CEO

And I think Mark, to add to that, it’s a little bit of a financial overlay to it. The trends that we’re seeing are consistent with our expectations, and I think that’s an important thing. But as you know, sometimes the difficult thing is not so much to predict what the trend is going to be, but the rate and pace.

So the rate and pace is kind of difficult to estimate, but what’s important, relative to what we’re doing, and it really speaks to the importance of having this integration opportunity as it relates to WD and HGST, as well as with the acquisition of SanDisk, is that you have the optionality or the ability to maneuver around the rate and pace issues that sometimes present themselves, to for example, take costs out faster than you need to in legacy businesses, and also shift over to newer technologies quicker. And so with the changes that we’re making, and the options that we have, we’ll be able to modulate not only those trends, but the rate and pace issue, which is more difficult to predict as we move forward. So we think it’s very important to recognize that in terms of our ability to be able to deal with those changes.

Mike Cardano - Western Digital Corporation - President & COO

One last comment, just to append what Steve said. So although the pieces underneath are moving around on us, as we’ve described, the aggregate spend in enterprise on storage, when you combine SSD and HDD continues to grow at a rate that’s consistent with our expectation.

Mark Moskowitz - JPMorgan - Analyst

I appreciate that. It sounds like a pretty frenetic environment, but it sounds like at this point you’ll be in a position to optimize the combined company, and not have to be playing catch-up relative to some of these dynamics. Maybe just one follow-up, if I could. Are you seeing anything different in terms of the cloud providers versus the on premise? Are they acting a little differently with respect to flash versus disc?

Mike Cardano - Western Digital Corporation - President & COO

No, so the cloud guys have been on a capacity enterprise plus flash model for some time. They have not been a big consumer of performance enterprise that really goes to our legacy systems businesses. So that continues, that trend continues within the cloud world.

Mark Moskowitz - JPMorgan - Analyst

Okay, thank you.

Operator

Our next question comes from James Kisner with Jefferies.

James Kisner - Jefferies - Analyst

So I just want to clarify your comments on MOFCOM. There was a news series reporting the NDRC is getting involved, and that the MOFCOM approval process has seen some complaints from suppliers around this deal. And just wondering if you can comment whether there have been complaints, and has that slowed the approval process at all, and when do you think you might get approval?

Steve Milligan - Western Digital Corporation - CEO

Well yes, so just as I said, we have a very strong relationship with MOFCOM. We have a very constructive dialogue with them. I’m not going to comment and chase rumors around, but very pleased with the progress that we’re making, and we expect to close the transaction here in the second quarter, so no issues from that perspective.

James Kisner - Jefferies - Analyst

Thanks, just as a follow-up. This quarter you spent less in CapEx in absolute terms than you have in a very long time, and wondering how we should think about the capital intensity of Western Digital’s business ex-SanDisk going forward over the next few quarters, as well as next couple years? Thanks.

Olivier Leonetti - Western Digital Corporation - CFO

Obviously, as we are rationalizing the footprint of our organization, that will have an impact on CapEx. Obviously, we are looking at maximizing the use of cash. To answer specifically to your question, 4% of revenue going forward is probably CapEx, probably a good number to use.

James Kisner - Jefferies - Analyst

Thank you very much.

Operator

Our next question comes from Ananda Baruah with Brean Capital.

Ananda Baruah - Brean Capital, LLC - Analyst

Just two if I could. The first one Steve, is just follow on your comments about rate and pay. How do you guys think about the interplay in the enterprise between what’s going on with flash, and then the sort of the traditional enterprise portfolio? And I know you can’t comment specifically about the SanDisk products, but just from what attracted you in that regard, to their portfolio, just a bigger picture.

As you see the shift maybe taking place a little bit more quickly the enterprise to flash from performance HDD, do you think there can be a relatively, I guess, smooth transition from a revenue dollar perspective, relative to the WD P&L? It seems, I think you’re implying it was a little bit more disruptive this quarter than you thought it might have been, so would love to get your thoughts on, at least at the higher level, how we think about that interplay as we go forward. And then I have just one quick follow-up. Thanks.

Mike Cardano - Western Digital Corporation - President & COO

Let me try to answer that. So I think relative to a post acquisition close situation, we will be able to participate in all segments of the enterprise SSD marketplace. So once we’ve accomplished that, the comment I made earlier relative to the growth within enterprise, devices, SSD plus HDD being largely as expected, really the movement within, so we need, we really need the broad portfolio to do that. We are obviously excited to get to the point where we have that, so we think we have the diverse tools we need to manage that transition.

Steve Milligan - Western Digital Corporation - CEO

Yes and by the way we were very pleased with the enterprise SSD numbers that SanDisk posted yesterday, so you know that’s encouraging as well.

Ananda Baruah - Brean Capital, LLC - Analyst

That’s very helpful context. And then just quickly, Steve what are your TAM views for the remainder of the year, given that June Q feels a little bit softer than you thought it would be 90 days ago. Thanks.

Steve Milligan - Western Digital Corporation - CEO

Well, that is difficult to predict at this point, to be honest, because it is — we’ve got a weak macroeconomic environment. So I don’t need to go through all of the reasons why demand is a little bit more suppressed than what we hoped. But what we expect to see is a normal seasonal bump in terms of demand in Q3 and Q4. The question is how much, and frankly I’m going to have to skirt that question, because I think that it’s still a little bit too far out to be able to predict that. But we would expect to see some sort of seasonal increase in demand in calendar Q3 and Q4. To where we should have a TAM, this is not going to really help you but we clearly should have a TAM that will be in excess of 400 million.

Ananda Baruah - Brean Capital, LLC - Analyst

Got it. Appreciate it. Thank you.

Operator

Our next question comes from John Roy with UBS. Your line is now open.

John Roy - UBS - Analyst

Real quick question on the gross margin. I mean, I know we’ve been looking at this a long time. Do you think you’re running at a new normal? I know you guided to the top half of your range, but what gives you confidence that the gross margin won’t stay down in the lower half, given what we have seen the last few quarters?

Steve Milligan - Western Digital Corporation - CEO

Well, there’s two factors to consider. One is that we have these cost savings that will be realizing as a consequence of the WD HGST integration, which will obviously assist us in improving our gross margins. The other thing is, which Mike talked about, is over the last really three quarters, ourselves and as an industry have been dealing with a bit of a suppressed demand environment in the capacity enterprise market.

And so as that works its way back up to a more normalized demand environment, say starting in the second half of this year, which is back on that 35% exabyte consumption model that will aid us from a gross margin perspective. And then additionally as I mentioned earlier, we have taken some actions to selectively increase our prices, which we also believe, assuming that they stick, will provide a benefit to our gross margins.

John Roy - UBS - Analyst

Could you characterize the Hitachi stuff as what — do you feel like is that most of it, or is that half of it or a third? I don’t know.

Steve Milligan - Western Digital Corporation - CEO

I would prefer not to try to dimension it that way. Like you’ll just have to do your own modeling to try to estimate that.

John Roy - UBS - Analyst

Great, thank you.

Operator

Our next question comes from Jayson Noland with Robert Baird. Your line is now open.

Jayson Noland - Robert W. Baird & Company, Inc. - Analyst

The pressure on performance enterprise seems real versus AFA, as discussed on the call. Are we getting close to a point where in your enterprise segment, you’re shipping more capacity enterprise than performance enterprise?

Steve Milligan - Western Digital Corporation - CEO

I don’t think that we have talked about that, Jayson. So you’re going to have to feel like a broken record and do your best to try to guesstimate that on your own.

Jayson Noland - Robert W. Baird & Company, Inc. - Analyst

Okay, fair enough. Just a follow-up on visibility into capacity enterprise. Your language is the same or similar at least to last quarter, on strength in the second half. Has visibility improved from that segment over the last few months, and is it, it’s more of a second half of the calendar year than it is a June quarter event?

Mike Cardano - Western Digital Corporation - President & COO

Yes, so I think we talked earlier that it was going to be a stronger second half of the calendar year last time. I would say our resolution continues to tighten as we get closer, so we have basically confirmation of what we thought last time. So that’s been largely echoed in what we hear relative to CapEx plans from large consumers of these units.

Jayson Noland - Robert W. Baird & Company, Inc. - Analyst

Thank you.

Steve Milligan - Western Digital Corporation - CEO

Thank you for joining us today. We look forward to keeping you informed of our progress on all fronts. Have a good rest of the day. Thank you.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4 referenced below. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

This presentation contains financial measures defined as non-GAAP by the SEC. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP (Generally Accepted Accounting Principles) measures, are useful because that information is an appropriate measure for evaluating our operating performance. Non-GAAP information is used to evaluate business performance and management’s effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP financial measures may not be calculated in the same manner by all companies and therefore may not be comparable.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016 and by Amendment No. 2, dated February 5, 2016, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement/prospectus on February 5, 2016. Western Digital and SanDisk began to mail the definitive joint proxy statement/prospectus to their respective shareholders on February 5, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.